VIA EDGAR AND FEDERAL EXPRESS

January 24, 2008

Mr. Jeffrey Gordon

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Form 10-K for the fiscal year ended December 31, 2006; Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007

File No. 1-31255

Dear Mr. Gordon:

Reference is made to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 19, 2007, concerning WCI Communities, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2006 and Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007. This letter is in response to the Staff’s comment letter. For ease of reference, we set forth your comments below in bold and our responses thereto.

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

In response to the Staff’s comment, we have set forth below the revisions to our existing disclosures that we propose to make in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies and Estimates, page 19

Impairment of Long-Lived Assets Held For Use and Long-Lived Assets To Be Disposed Of, page 21

2.	We note your material write-offs of approximately $41.4 million associated with the termination or probable termination of land and lot option contracts and your real estate asset impairment charges for the year ended December 31, 2006 of $98.2 million. Your critical accounting policy for the impairment of long-lived assets held for use and long-lived assets to be disposed of appears to be too general in nature to provide an investor with sufficient information about management’s insights and assumptions with regard to how you have determined the amount of write-offs as well as the recoverability of your remaining balance.

(a)	Please expand your disclosures to describe the steps that you perform to review your (i) land and land improvements, (ii) investments in amenities, (iii) work in progress for towers and homes and (iv) completed inventories of towers and homes.

(b)	Separately quantify and address any write-offs related to each of these above referenced inventory components. Discuss how you determined the amount of the write-off that was necessary. Please explain the main assumptions you used in this determination as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each of your significant assumptions.

(c)	Please disclose the percentage of the real estate inventory asset balances that is carried at fair value. Our understanding is that the only such assets you record at fair value are the assets that failed the SFAS 144 impairment test. This disclosure provides investors with information on the amount of assets that are still recorded at carrying value, their value and the impact that any potential impairment would have on your remaining capitalized assets.

(d)	Address the determining factors you have identified to assess the appropriateness of moving forward with land development or to write-off related amounts.

(e)	Please expand your disclosures to address which geographic markets have been impaired and the extent of the impairments.

(f)	Please expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

In response to the Staff’s comments, WCI will expand its impairment related disclosures in future filings to address each of the Staff’s comments.

The following are the proposed revisions we intend to make to our existing disclosures in the footnotes to the financial statements and/or Management’s Discussion and Analysis, including Critical Accounting Policies and Estimates, in our future Form 10-K and Form 10-Q filings, as appropriate. The comprehensive disclosures appearing below address each of the Staff’s comments in 2.(a)-(f), except one aspect of the Staff’s comment contained within 2.(b) as it relates to the Staff’s request to provide a sensitivity analysis showing the effect of a 1% change in each of our significant assumptions. The Company believes that its estimate of sales prices, costs for development, absorption and the risk-adjusted discount rate are the most significant underlying assumptions in estimating cash flows, which is the basis for determining whether an impairment is necessary. The Company believes that providing a sensitivity analysis showing a 1% change in each of these assumptions would result in multiple combinations and most likely result in a lengthy disclosure that would not be meaningful to an investor and would be confusing to a reader. The Company’s revised disclosures provide clarity as to the number of judgmental assumptions that we use in our FAS 144 impairment analyses and will provide disclosure as to uncertainties that could result in further material impairments.

Impairment of long-lived assets held for use and long-lived assets to be disposed of.

Inventory is stated at the lower of cost or fair value in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets” (SFAS No. 144). We record valuation adjustments on land inventory and related communities under development (including tower projects), completed inventories of tower units and traditional homes, investments in amenities, and amenities considered held and used (classified as property, plant and equipment), when events and circumstances indicate that they may be impaired and when the cash flows estimated to be generated by those assets are less than the carrying amounts. Such indicators include gross margin or sales pace significantly below expectations, construction costs or land development costs significantly in excess of budgeted amounts, significant delays or changes in the planned development for the community, and other known qualitative factors. We also consider potential changes to the product offerings in a community, including changes to the community amenities, and any alternative strategies for the land, such as the sale of the land either in whole or in parcels or lots.

Current or Future Communities, including land under contract: When the profitability of a current community deteriorates, the sales pace significantly declines or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the community to its carrying value. If the estimated future undiscounted cash flow is less than the asset’s carrying value, the asset is written down to its estimated current fair value. We determine estimated current fair value primarily by discounting the estimated future cash flow related to the asset. In estimating the cash flow for a community, we use various estimates such as (a) the expected annual sales pace to absorb the planned number of units based upon economic conditions that may have either a short-term or long-term impact on the market in which the community is located, competition within the market, and historical sales rates of the community or similar communities owned by us or historical sales rates of similar product offerings in the market; (b) the expected net sales prices in the short-term based upon current pricing estimates, as well as estimated increases in future sales prices based upon historical sales prices in the community or in similar communities owned by us or historical sales prices of similar product offerings in the market; (c) the expected costs to be expended in the future, including, but not limited to, land and land development, home construction, construction overhead, sales and marketing, real estate taxes, community association costs, and interest costs expected to be capitalized. We evaluate land held for future communities, whether owned or under contract, to determine whether or not we expect to proceed with the development of the land as originally contemplated. The evaluation involves the same types of estimates described above as well as an evaluation of the regulatory environment in which the land is located and the estimated costs and probability of obtaining the necessary approvals. Based upon this review, we decide (a) as to land under contract to be purchased, whether the contract will likely be terminated or renegotiated, and (b) as to land we own, whether the land will likely be developed as previously planned or in an alternative manner, or should be sold. We then further determine whether costs that have been capitalized are recoverable or should be written off.

Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flows. The discount rate used in determining each community’s fair value depends on the stage of development, location and other specific factors that increase or decrease the risks associated with the estimated cash flows. The discount rates that we used in the determination of fair values ranged from 15%-18%.

Completed Inventory: When the profitability of our completed traditional homes and tower units deteriorates, the sales pace significantly declines or some other factor indicates a possible impairment in the recoverability of the assets, we further estimate the assets fair values. Such assets are considered held for sale and the assets fair values are determined primarily by discounting the estimated future cash flows related to the asset. In estimating the cash flows for completed homes and tower units, we use various estimates such as (a) expected sales pace to absorb the number of units based upon economic conditions that may have either a short-term or long-term impact on the market in which the units are located, competition within the market, historical sales rates of the units within the specific community or the estimated impact of our pricing reductions and sales incentives; and (b) expected net sales prices in the near-term based upon current pricing estimates, as well as estimated increases in future sales prices based upon historical sales prices of the units within the specific community or in similar communities owned by us or historical sales prices of similar product offerings in the market. Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the assets and related estimated cash flows. The discount rates that we used in the determination of fair values ranged from 8%-12%.

Investments in Amenities: When the underlying recreational amenity is substantially complete and available for its intended use, we consider the asset held for sale. When the profitability of our equity club membership sales deteriorates, the sales pace significantly declines or some other factor indicates a possible impairment in the recoverability of the recreational amenity assets, the assets fair values are determined primarily by discounting the estimated future cash flows specifically related to membership sales and asset development expenditures. In estimating the cash flows, we use various estimates such as (a) sales pace to absorb the number of memberships based upon economic conditions that may have either a short-term or long-term impact on the market in which the assets are located, competition within the market, historical sales rates of the memberships for the specific amenity or the estimated impact of our pricing reductions and sales incentives; (b) net sales prices in the near-term based upon current pricing estimates, as well as estimated changes in future sales prices based upon historical sales prices of the memberships for the specific recreational amenity or in similar recreational amenities owned by us or historical sales prices of similar membership offerings in the market. Our determination of fair value requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with selling the memberships and related estimated cash flows. The discount rates that we used in the determination of fair values ranged from 10%-14%.

Property and Equipment: Included in our property and equipment are recreational amenity assets that are considered held and used. With respect to these assets, if events or changes in circumstances, such as a significant decline in membership or membership pricing, significant increases in operating costs, or changes in use, indicate that the carrying value may be impaired, an impairment analysis is performed. Our analysis consists of determining whether the asset’s carrying amount will be recovered from its undiscounted estimated future operating cash flows, including estimated residual cash flows, such as the sale of the asset. These cash flows are estimated based on various assumptions that are subject to economic and market uncertainties including, among others, demand for golf and marina club memberships, competition within the market, changes in membership pricing and costs to operate each property. If the carrying amount of the asset exceeds the sum of its undiscounted future operating and residual cash flows, an impairment loss is recorded for the difference between estimated fair value of the asset and the net carrying amount. We estimate the fair value by using discounted cash flow analysis using concepts similar to the ones discussed above.

Due to uncertainties used in the estimation process, the significant volatility in demand for new housing and luxury golf and marina memberships, and the long life cycles of many of our communities, actual results could significantly differ from our estimates.

The weakened market conditions that arose during late 2005 have persisted through 2006 and resulted in lower than expected net new orders, revenues and gross margins and higher than expected cancellation rates. As a result, certain of our inventories and other long-lived assets were tested for impairment and we recorded asset impairment losses of approximately $98.2 million during 2006.

The following table quantifies our impairments for each of our inventory components:

Impairment Charges	December 31, (In Thousands)
2006
Land and land improvements	$78,328
Investments in amenities	4,501
Work in progress:
Towers	—
Homes	—
Completed inventories:
Towers	—
Land and land improvements	15,326
Investments in amenities	$98,155

At December 31, 2006, the net carrying value of our inventories was approximately $1,956,000, with approximately 5% carried at fair value due to the previously recorded valuation adjustments.

In the event that market conditions or the Company’s operations deteriorate in the future, or current difficult market conditions extend beyond our expectations, including, but not limited to, a further decline in sales prices, reduced absorption of units in inventory, increased defaults or cancellations of tower unit and traditional home contracts, or increased costs of development, additional impairments may be necessary and any such charges could be significant.

Write-off of deposits and other related costs

We evaluate deposits and other costs related to land option contracts for recoverability and write-off such deposits and others costs when it is no longer probable that we will pursue with the purchase as originally planned. These decisions take into consideration changes in national and local market conditions, the willingness of land sellers to modify terms of the purchase agreement, the timing of required land purchases, and other factors. We wrote off approximately $41.4 million in 2006 related to forfeited deposits and other costs associated with the termination or probable termination of land option contracts. There were no significant impairments or write offs recorded in 2005.

Valuation adjustments and land purchase deposit write-offs by geographic market:

WCI Communities, Inc.

Valuation Adjustments by Geographic Market

In (000’s)

Inventory valuation adjustments	For the years ended December 31, Inventory valuation adjustments
	2006	2005
Traditional homebuilding
Florida	$91,275	—
Northeast	912	—
Mid-Atlantic	1,467	—

Tower homebuilding
Florida	—	—
Northeast	—	—
Mid-Atlantic	—	—

Real estate services	—	—
Amenity membership and operations and other	4,501	—
Land sales	—	—
Total	$98,155	—

Write-off of deposits and other related costs	For the years ended December 31,
	2006	2005
Traditional homebuilding
Florida	$20,826	—
Northeast	1,323	—
Mid-Atlantic	4,175	—

Tower homebuilding
Florida	581	—
Northeast	—	—
Mid-Atlantic	—	—

Real estate services	—	—
Amenity membership and operations and other	—	—
Land sales	14,458	—
Total	$41,363	—

Liquidity and Capital Resources, page 32

3.	Please revise your table of contractual cash obligations to include in separate line items the estimated interest payments on your debt and the payments you are obligated to make under your interest rate swap agreement. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

In response to the Staff’s comments, WCI will revise the table of contractual cash obligations to include in separate line items the estimated interest payments on our debt and the payments we are obligated to make under our interest rate swap agreement, net of expected payments to be received from the counterparty under the swap agreement. The following supplemental information, including final quantitative data, will be included in future filings (additional footnote disclosures discussing significant assumptions will be included in future filings to the extent material):

WCI Communities, Inc.

Management’s Discussion and Analysis

Liquidity and Capital Resources – Contractual Cash Obligations

For Discussion Purposes Only

(Dollars in thousands)	2008	2009	2010	2011	2012	Thereafter	Total
Operating leases
Land options and contracts
Other purchase obligations
Debt
Interest payments on debt (1)
Estimated payments on interest rate swap agreement, net (2)
Total obligations

(1)	Interest payments on our Revolving Credit Facility and Tower Loan Agreement have been estimated assuming that the outstanding balances and underlying variable interest rates that existed at December 31, 2007 do not change until maturity of the specific debt.
(2)	Estimated payment is net of estimated payments to be received from the counterparty under the swap agreement and assumes the net payment that existed at December 31, 2007 does not change during the term of the interest rate swap agreement.

Financial Statements

Note 2 — Segment Information, page 60

4.	We note that through recent acquisitions you have expanded your operations and established your position in the Northeast and Mid-Atlantic, including markets in New York, New Jersey, Connecticut, Massachusetts, Virginia and Maryland. We also note that you currently present segment information for your Tower Homebuilding, Traditional Homebuilding and Real Estate Services. Please address whether the characteristics of paragraph 10 of SFAS 131 also apply to your geographic markets. If so, please provide additional disaggregated market information such as sales and gross profits in Management’s Discussion and Analysis so that readers may better understand your performance, better assess your prospects for future net cash flows and make more informed judgments about the company as a whole. In this regard, we assume decisions regarding the allocation of resources are made on a geographic basis given the dissimilar markets and customers you serve.

In response to the Staff’s comment, WCI advises the Staff that although it produces reports on a geographic basis, the chief operating decision maker reviews reports that are generated in a variety of different ways with geographic reports being a secondary method of analyzing the product lines. Our operating structure for our Tower Homebuilding and Traditional Homebuilding businesses was organized around two Senior Vice Presidents who are each responsible for their separate businesses and they each reported to our Chief Executive Officer. These Senior Vice Presidents of Tower Homebuilding and Traditional Homebuilding are responsible for the specific businesses in all geographic locations. The ultimate authority resides with our Chief Executive Officer on decisions regarding allocation of capital and other resources to the Tower Homebuilding and Traditional Homebuilding businesses. Further information is provided below:

•

The Company’s Tower Homebuilding business is a unique business model that is unlike our traditional homebuilding business. The Tower Homebuilding business model has similar economic characteristics, similar production processes, similar types of customers, and we use similar sales and marketing methods to generate sales of tower units, notwithstanding the geographic location of the specific tower. Our chief operating decision maker first reviews operational and financial information on a consolidated basis, second on an individual tower basis, and finally on a geographic basis.

•

Although the Company produces financial information on a geographic basis for its Traditional Homebuilding business, our chief operating decision maker first reviews operational and financial information on a consolidated basis, and also reviews operational and financial information on a community specific basis.

•

The Company is organized by product line and prior to 2005 there were no operations outside of Florida. While the Company’s operations are now more geographically disperse, the geographic managers are accountable to the Senior Vice President of Traditional Homebuilding as these locations primarily operate in that product line. Additionally, in 2006 and 2005 less than 13% of total revenues were generated outside of the state of Florida.

As requested by the Staff, the Company acknowledges that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Ernest J. Scheidemann
Ernest J. Scheidemann
Vice President, Treasurer and Chief Financial Officer